

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2005

Via U.S. Mail and Fax (847-781-3610)
Mr. Patrick K. Pesch, Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, IL 60195

      RE: **Career Education Corporation**
                Form 10-K for the fiscal year ended December 31, 2004
                Filed March 16, 2005

Dear Mr. Pesch:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                         /s/ Kyle Moffatt for

                         Larry Spirgel
                         Assistant Director